

April 22, 2025

Martin Babler
President and Chief Executive Officer
Alumis Inc.
280 East Grand Avenue
South San Francisco, CA 94080

> **Re: Alumis Inc.**
> **Registration Statement on Form S-4**
> **Filed April 21, 2025**
> **File No. 333-286660**

Dear Martin Babler:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Chris Edwards at 202-551-6761 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Dave Peinsipp